Filed by Snyder’s of Hanover, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Snyder’s/Lance Tough FAQ
About the Merger
Why did Snyder’s of Hanover, Inc. and Lance, Inc. decide to merge with each other?
The proposed merger will create a stronger snack food company in a very competitive snack food industry that can better grow its brands, better serve its customers, expand the distribution of its salty and bakery snacks to consumers across the country, and continue to deliver value to our shareholders.
Why do so in such a challenging economic environment?
Lance/Snyder’s is constantly presented with opportunities to review potential brands or companies to join our family. With the proposed merger, both companies bring a lot of strengths and resources to the table. By combining our diverse product lines, manufacturing facilities, values-focused cultures, customer service philosophy and an expansive coast-to-coast distribution network, consumers will have better access to their favorite snack foods.
What will be the name of the combined company?
Pending the appropriate regulatory and shareholder review and approval, the name of the proposed company will be Snyder’s-Lance, Inc.
Where will the headquarters be located?
The new company will be called Snyder’s-Lance, Inc. and will have corporate offices in Charlotte, North Carolina with certain key leaders and functions continuing to be headquartered in Hanover, PA.
What will be the new management structure for the new company?
The proposed management structure is for Michael A. Warehime, current Chairman of Snyder’s of Hanover, Inc. to serve as the Chairman of the Board of Snyder’s-Lance, Inc. and for W. J. “Bill” Prezzano, who currently serves as the Chairman of Lance, to serve as the Lead Independent Director of the combined company.
Current Lance President and Chief Executive Officer (CEO), David V. Singer, will become CEO of Snyder’s-Lance, Inc. with Carl E. Lee, Jr., the current Snyder’s President and CEO, becoming President and Chief Operating Officer (COO) of the combined company. Rick D. Puckett, current Lance Executive Vice President (EVP) and Chief Financial Officer (CFO), will become EVP and CFO of Snyder’s-Lance, Inc.
What will be the combined sales of the new company?
We believe the combination of our two companies will create an industry leader with a broad product portfolio including iconic pretzel, sandwich cracker and potato chip brands, among others. We expect the combined company to have pro forma combined net sales of approximately $1.6 billion.
What savings do you expect as a result of the merger?
There are significant synergies between the two companies that will greatly benefit shareholders, employees, customers, other partners and ultimately, consumers. Upon regulatory and shareholder approval, the new company is expected to generate at least $30 million in annualized savings.

When will the merger take effect?
The announcement of this exciting potential merger marks the beginning of a several month process that is subject to shareholder and regulatory review and approval. Pending these approvals, the potential merger is expected to close in late fall.
What overlap do you see with the proposed merger in regard to products and facilities?
We believe there is minimal overlap. In fact, the proposed merger will round out gaps in each company’s snack food portfolio so that we can be a better partner by combining the resources of two strong organizations. It also will create an expanded national Direct Store Delivery network that neither company had on its own.
Do you anticipate layoffs from one or both companies and how many? When do you expect to make these decisions?
The intent in merging Lance and Snyder’s is to create a stronger company that is better positioned for growth and opportunity for employees, customers, consumers and shareholders. If the deal is approved, leaders of both companies will work together to ensure we are organized and structured in the best possible way to drive results with motivated employees who deliver superior customer and consumer experiences.
Will you be offering severance packages and job placement assistance to the impacted employees?
That question is not relevant at this time. It is too early to speculate. Our intent in merging Lance and Snyder’s is to create a stronger company that is better positioned for growth and opportunity for employees, customers, consumers and shareholders. If the deal is approved, leaders of both companies will work together to ensure we are organized and structured in the best possible way to drive results with motivated employees who deliver superior customer and consumer experiences.
Brand- and Product-Related
What brands will be sold by the combined company?
The combined company will have a well-established portfolio of snack food brands that includes the iconic Snyder’s of Hanover’s pretzels, iconic Lance sandwich crackers as well as Cape Cod®, Grande®, Tom’s®, Jays®, O-Ke-Doke®, Stella D’oro®, Krunchers!®, Archway®, EatSmart® Naturals and leading private and third party brands. Products will include pretzels, sandwich crackers, potato chips, popcorn, crackers, tortilla chips, cookies, sugar wafers, nuts and seeds, among others.
Will you be phasing out any products or brands made by Snyder’s or Lance?
We have no plans to do so at this time. Pending regulatory and shareholder approval we will be able to look more in-depth at potential crossover with brands, but we do not see much cross over from a product and regional standpoint at this time. That is one of the many benefits of this proposed merger: a combined company with a well-established and diversified portfolio of snack products.
Will the combined company either shift or begin production of new products at any of the new facilities in different regions of the country?
This is something we will be examining in the coming months as we move through the regulatory and approval review process. We will be looking at the production capabilities and capacity at all the Lance and Snyder’s facilities to determine what additional manufacturing capabilities may be available in order to expand the distribution of our products into new regions for Lance, Snyder’s or both.

Facilities and Distribution Systems
Will the new company continue to operate all of the existing manufacturing facilities following the close of the merger?
While it is still too early to make a definitive statement, the current plan is to continue to manufacture at all the facilities. An overarching goal with this proposed merger is long-term growth that will benefit consumers, customers, employees and shareholders.
What, if any, facilities will you be closing?
We have no plans to do so at this time. The goal with this proposed merger is to create a stronger snack food company in a very competitive snack food industry that can better grow its brands, better serve its customers, expand the distribution of its salty and bakery snacks to consumers across the country and continue to deliver value to shareholders.
How will you handle the overlap in both of your Direct Store Delivery routes, independent operators and other distribution systems?
That is something that we will be examining closely pending regulatory approval. The proposed merger will create a company with a national Direct Store Delivery network that neither company has on its own.
How many distribution routes will there be? Which company’s distribution system will you be using as the combined company’s model moving forward? Why? Job losses?
It is too early to address that question. Our intent in merging Lance and Snyder’s is to create a stronger company that is better positioned for growth and opportunity for employees, customers, consumers and shareholders. If the deal is approved, leaders of both companies will work together to ensure we are organized and structured in the best possible way to drive results with motivated employees who deliver superior customer and consumer experiences.
Lance Specific
Why merge with a privately-held company?
Whether a company is privately held or publicly traded is not our main concern. When looking for potential business partners we are focused more on how the other company’s product portfolio can round out the Lance’s product offerings, as well as potential growth opportunities, similar values and a customer service focused culture.
With Snyder’s, we found all those characteristics and more. We are pleased to potentially merge with another highly-respected snack food company with a rich heritage of making high-quality snacks as well as shared values in being a great place to work, a customer service focused organization and an important contributor to the communities in which they operate.
Will the new company be privately held or publicly traded?
Pending regulatory and shareholder approval, the new company will be known as Snyder’s-Lance, Inc. and will be a publicly-traded company traded on NASDAQ under the ticker symbol LNCE.
Following the merger, will you continue to make all of the Lance brands?
Yes. We plan to offer a well-established portfolio of snack food brands that includes the iconic Lance sandwich crackers and the iconic Snyder’s of Hanover pretzels as well as Cape Cod®, Grande®, Tom’s®, Jays®, O-Ke-Doke®, Stella D’oro®, Krunchers!®, Archway®, EatSmart® Naturals and leading private label and partner brands.

Snyder’s Specific
Are you worried about securing regulatory approval on this proposed merger given what happened with last year’s attempt to merge with Utz?
The proposed merger will create a stronger snack food provider that can better grow its brands, better serve its customers and expand the distribution of its salty and bakery snacks to consumers across the country. We believe that regulators should welcome the pro-competitive benefits of the transaction.
Why merge with a publicly-traded company? Does this mean the new company will be publicly traded or privately held?
Whether a company is privately held or publicly traded is not our main concern. When looking for potential business partners we are more focused on looking at how the other company’s product portfolio can round out the Snyder’s product offerings, as well as potential growth opportunities, similar values and a customer service focused culture.
With Lance, we found all those characteristics and more. We are pleased to potentially merge with another highly-respected snack food company with a rich heritage of making high-quality snacks. Lance also shares our values in being a great place to work, a customer service focused organization and an important contributor to the communities in which they operate.
Given Snyder’s strong Pennsylvania roots, did you explore other Pennsylvania-based companies to merge with potentially?
We are proud of our Pennsylvania roots and post-merger we plan to maintain a strong corporate presence and offices in Hanover. Because we operate and compete on a national scale, our criteria when looking for potential partners are not defined by geography. We are more focused on how the other company’s product portfolio can round out the Snyder’s product offerings, as well as potential growth opportunities.
Following the merger, will you continue to make all of the Snyder’s brands?
Yes. We plan to offer a well-established portfolio of snack food brands that includes the iconic Snyder’s of Hanover pretzels, Grande®, Jays®, O-Ke-Doke®, Krunchers!®, EatSmart® Naturals and leading private label and partner brands.
Regulatory Approval-Related
Are there any regulatory review concerns based on this proposed merger?
The proposed merger will create a stronger snack food provider that can better grow its brands, better serve its customers and expand the distribution of its salty and bakery snacks to consumers across the country. We believe that regulators should welcome the pro-competitive benefits of the transaction. Specifically, the proposed merger will round out gaps in each company’s snack food portfolio so that we can be a better partner for customers and consumers with the resources of two strong organizations.
What makes you think that this proposed merger will be approved by the FTC?
Again, we feel strongly that the proposed merger has significant synergies between the two companies that will greatly benefit shareholders, employees, customers, other partners and ultimately, consumers.
When do you think you will have regulatory approval?
We hope to secure SEC, FTC and shareholder approval in time for a closing in the fall. In the meantime, the leaders of both companies are excited about the proposed merger of two great companies with similar cultures, strong brands, experienced leadership, a strong customer service focus and complementary product lines. This represents an opportunity to form a better company focused on making high-quality, consumer-preferred snack foods while also benefiting employees, customers and driving long-term shareholder value. Until we received the approval, it’s business as usual.

Cautionary Note Regarding Forward-Looking Statements
This document includes statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Lance with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the joint proxy statement/prospectus that will be filed by Lance. Neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.